United States securities and exchange commission logo





                            August 2, 2022

       Koy W. Diepholz
       CEO/President, CFO/Treasurer
       DYNARESOURCE INC
       222 W Las Colinas Blvd, Suite 1910 North Tower
       Irving, Texas 75039

                                                        Re: DYNARESOURCE INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 24,
2022
                                                            File No. 000-30371

       Dear Mr. Diepholz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K

       Cautionary Note to United States Investors, page 3

   1. We note you reference Industry Guide 7 in this section and elsewhere in your filing.
                                                        Industry Guide 7 has
been replaced by Section 1300 of Regulation S-K. Please make the appropriate changes in
your filing to comply with Section 1300 of Regulation S-K.
       San Jose de Gracia Property, page 6

   2. We note your individual property disclosure is incomplete. Please revise your disclosure to provide complete
individual property disclosure as required by Item 1304(b) of
                                                        Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Koy W. Diepholz
DYNARESOURCE INC
August 2, 2022
Page 2

      You may contact Ken Schuler, Mine Engineer, at (202)551-3718 or Craig Arakawa,
Accounting Branch Chief, at (202)551-3650 with any questions.



FirstName LastNameKoy W. Diepholz                      Sincerely,
Comapany NameDYNARESOURCE INC
                                                       Division of Corporation
Finance
August 2, 2022 Page 2                                  Office of Energy &
Transportation
FirstName LastName